EXHIBIT 23

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in this Registration Statement of Graham Corporation on Form S-8 of our reports dated May 18, 2001, appearing in and incorporated by reference in the Annual Report on Form 10-K of Graham Corporation for the year ended March 31, 2001, and to the reference to us under the heading "Experts" in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
October 4, 2001